Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Casual Male Retail Group, Inc. 2006 Incentive Compensation Plan to register 2,500,000 shares of common stock, of our reports dated March 29, 2006, with respect to the consolidated financial statements and schedule of Casual Male Retail Group, Inc., Casual Male Retail Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Casual Male Retail Group, Inc., included in its Annual Report (Form 10-K) for the year ended January 28, 2006 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

August 24, 2006